                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                  Amendment # 4

                               Wave Wireless Corp.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    94352W106
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                                 (CUSIP Number)

                                November 14, 2005
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             (Date of Event Which Requires Filing of this Statement)



        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:
                                        [ ] Rule 13d-1(b)
                                        [X] Rule 13d-1(c)
                                        [ ] Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 94352W106           SCHEDULE 13G          Page  2  of 5 Pages
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1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        North Sound Capital LLC (1)
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [x]
                                                        (b) [ ]
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
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                       5.      SOLE VOTING POWER
  NUMBER OF                     0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          6.      SHARED VOTING POWER
   OWNED BY                     2,002,942
    EACH               --------------------------------------------------------
  REPORTING            7.      SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH               --------------------------------------------------------
                       8.      SHARED DISPOSITIVE POWER
                                2,002,942
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,002,942
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        9.57% (2)
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12. TYPE OF REPORTING PERSON*
                  OO
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(1) The ultimate managing member of North Sound Capital LLC is Thomas McAuley. The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, the Reporting Person has voting and investment control with respect to the shares of common stock held by the Funds.

(2) This Amendment to Schedule 13G reflects an increase in the number of outstanding shares of common stock of the issuer, as reported on the Issuer's Form 10-Q for the quarterly period ending September 30, 2005, filed with the Commission on November 14, 2005.

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CUSIP No. 94352W106              SCHEDULE 13G         Page   3  of   5  Pages
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Item 1(a).        Name of Issuer:

                  Wave Wireless Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1996 Lundy Ave.
                  San Jose, CA 95131

Item 2(a).        Name of Person Filing.
Item 2(b).        Address of Principal Business Office or, if None, Residence.
Item 2(c).        Citizenship.

                  North Sound Capital LLC
                  20 Horseneck Lane
                  Greenwich CT 06830
                  Delaware limited liability company

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.0001 per share

Item 2(e).        CUSIP Number:

                  94352W106

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable

Item 4.           Ownership.

                  The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 as of November 14, 2005:

                  (a)Amount beneficially owned: 2,002,942 shares of Common Stock

                  (b)Percent of Class:9.57%

                  (c)Number of shares as to which such person as:

                        (i) sole power to vote or direct the vote:
                                0
                        (ii) shared power to vote or direct the vote:
                                2,002,942

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CUSIP No. 94352W106            SCHEDULE 13G            Page   4  of   5  Pages
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                        (iii) sole power to dispose or direct the disposition
                                of: 0

                        (iv) shared power to dispose or direct the disposition
                                of: 2,002,942

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Certification pursuant to ss.240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 94352W106             SCHEDULE 13G            Page   5  of   5  Pages
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2005


                                            NORTH SOUND CAPITAL LLC


                                            By:     /s/Andrew B. David
                                                    ------------------
                                            Name:    Andrew B. David
                                            Title:   Managing Director and
                                                     General Counsel